EXHIBIT 99.1

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CGI Group Inc. 1130 Sherbrooke Street West 7th Floor Montreal, Quebec H3A 2MB Tel. 5144-841-3200 Fax 514-B41-3249 www.cgi.com

September 30, 2009

Samson Bélair Deloitte & Touche LLP 1 Place Ville Marie Suite 3000 Montreal, Quebec H3B 4T9	Ernst & Young LLP 800 René Lévesque Bld. West Suite 1900 Montreal, Quebec H3B 1X9

Re:       CGI Group Inc. (the "Company")
           Notice of Change of Auditor

Dear Sirs, Mesdames:

In compliance with section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), please be advised as follows:

1)
On September 29, 2009, the Board of Directors of CGI Group Inc. (the “Company”), on the recommendation of its Audit and Risk Management Committee, decided that (i) Samson Bélair Deloitte & Touche s.e.n.c.r.l. (the “Incumbent Auditor”) would not be proposed for re-appointment by the Company’s shareholders at their next annual meeting scheduled to be held on January 27, 2010, and that (ii) Ernst & Young LLP (the "Successor Auditor") would be proposed as the Company’s auditor for the fiscal year beginning October 1, 2009.

2)	At their next annual meeting, the shareholders of the Company will therefore be asked to approve the appointment of the Successor Auditor as auditor of the Company.

3)	There were no reservations in the Auditor's Reports for either of the Company’s two most recently completed fiscal years.

4)	The Board of Directors is of the opinion that there is no "reportable event" as defined in section 4.11(1) of NI 51-102.

Please state in writing whether you agree, disagree (including the reasons for any disagreement), or have no basis to agree or disagree with each statement contained in this Notice of Change of Auditor.

Your response must be addressed to the Canadian Securities Administrators (See attached list) and be delivered to us as soon as possible, and in any event no later than October 19, 2009.

Yours truly,

/s/ R. David Anderson

R. David Anderson
Executive Vice-President and Chief Financial Officer

t. (514) 841-3224
f. (514) 841-3299
e. david.anderson@cgi.com

Canadian Securities Administrators

Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Newfoundland Department of Government Services, Consumer & Commercial Affairs Branch

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Office, Consumer, Corporate and Insurance Services Division, Office of the Attorney General

Saskatchewan Financial Services Commission